UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RxSight, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-40690	94-3268801
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

100 Columbia Aliso Viejo, California		92656
(Address of principal executive offices)		(Zip Code)

Shelley Thunen

Co-President and Chief Financial Officer

RxSight, Inc.

100 Columbia

Aliso Viejo, CA 92656

(949) 521-7830

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report of RxSight, Inc., for the period from January 1, 2024 to December 31, 2024, is provided as Exhibit 1.01 hereto. It is publicly available at http://investors.rxsight.com. The contents of that website are for informational purposes only and are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit number	Description
1.01	RxSight, Inc. Conflict Minerals Report as required by Items 1.01 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RxSight, Inc.

Date:	May 20, 2025	By:	/s/ Shelley Thunen
Name: Shelley Thunen Title: Co-President and Chief Financial Officer

Exhibit 1.01

RxSight, Inc.

Conflict Minerals Report

For The Reporting Period from January 1, 2024 to December 31, 2024

Cautionary Note Concerning Forward-Looking Statements: This Conflict Minerals Report contains forward-looking statements within the meaning of federal securities laws. These forward-looking statements include statements concerning RxSight’s objectives for its conflict minerals policy and compliance initiatives and actions it intends to take relating to conflict minerals. Forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from currently anticipated results. When considering forward-looking statements, you should consider, among other factors, the risk factors described in the reports and other filings that RxSight, Inc. files with the United States Securities and Exchange Commission, including RxSight’s Annual Report on Form 10-K for the year ended December 31, 2024 and its subsequent Quarterly Reports on Form 10-Q. The risk factors included in these filings are not exhaustive, and risks that are not identified therein could materially affect whether RxSight realizes the results anticipated or implied by any forward-looking statements contained in this Conflict Minerals Report. Except as required by law, RxSight disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Introduction

This Conflict Minerals Report (this “Report”) for RxSight, Inc. (“RxSight” or “we” or “our”) covers the reporting period from January 1, 2024 to December 31, 2024 and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). This Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD (the “Form SD”). A copy of this Report and the Form SD are publicly available on our website at http://investors.rxsight.com/. Information contained on, or that can be accessed through, our website, does not constitute part of this Report and inclusion of our website address in this Report is an inactive textual reference only.

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission (“SEC”) to disclose whether the minerals specified in Rule 13p-1 and their derivatives, limited to tungsten, tantalum, tin, and gold (referred to as the “3TG”), used in their products benefited, directly or indirectly, armed groups in the Democratic Republic of the Congo and the nine countries with which it shares an internationally recognized border: Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”). This Report, which is an exhibit to our Form SD, describes the design and implementation of our conflict minerals due diligence measures undertaken, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in our products.

RxSight Background and Covered Products

We are a commercial-stage medical technology company dedicated to providing high quality customized vision to patients following cataract surgery. Our proprietary RxSight® Light Adjustable Lens system (“RxSight system”) is the first and only commercially available premium cataract technology that enables doctors to customize and optimize visual acuity for patients after surgery. The RxSight system is comprised of our RxSight Light Adjustable Lens® (“LAL®” and “LAL+®”, collectively the “LAL®”), RxSight Light Delivery Device (“LDD™”), and accessories. Our LAL is a premium intraocular lens (“IOL”) made of proprietary photosensitive material that changes shape in response to specific patterns of ultraviolet (“UV”) light generated by our LDD. We manufacture our products at our facility in Aliso Viejo, California.

Our commercial efforts began in 2019 and have been primarily focused in the United States, where we are building a “razor and razor blade” business model to drive new customer adoption and ongoing LAL volume growth. Our United States commercial organization includes a direct sales team of LDD sales personnel and LAL account managers, as well as clinical specialists, field service engineers and marketing personnel. Our sales efforts are concentrated on the roughly 3,500 U.S. cataract surgeons that perform 70%-80% of all premium IOL procedures. Our manufacturing operations require a wide variety of raw materials that we rely on third-party manufacturers to supply.

We have determined that one or more of the 3TG may be necessary to the functionality or production of the RxSight system we manufactured during 2024. As a result, all of our products are considered “covered products” for purposes of this Report.

Our supply chain with respect to the covered products is complex, and there are many third-parties in the supply chain between the original source of the 3TG and the manufacturer of the covered products. We do not purchase raw ore or unrefined 3TG directly and make no purchases in the Covered Countries. As a result, and as described more fully below, we rely on our suppliers to provide information on the origin of the conflict minerals contained in our products.

RxSight Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1 and Form SD, we determined that one or more of the 3TG may be necessary to the functionality or production of our products and that such 3TG are incorporated into our products during the manufacturing process. Accordingly, we undertook a reasonable country of origin inquiry (“RCOI”). This good faith RCOI was reasonably designed to determine whether any of the 3TG incorporated into our products originated in the Covered Countries.

Our RCOI consisted principally of submitting the conflict minerals reporting template (the “RMI Template”) prepared by the Responsible Minerals Initiative (“RMI”), an initiative of the Responsible Business Alliance, to suppliers of components for our products that are considered necessary to the functionality or production of our products and for which any 3TG or their derivatives may be included (“first-tier suppliers”). We reviewed all responses for completeness, reasonableness, and consistency, and we followed up for corrections and clarifications as we determined appropriate.

RxSight’s Due Diligence Process

Our due diligence measures were designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The objectives of our diligence initiative were to determine, to the best of our ability, whether one or more of the 3TG is incorporated into our products; whether any such 3TG incorporated into our products was necessary for the functionality and/or production of our products; the source and chain of custody of the 3TG necessary for the functionality and/or production of our products; and whether any such 3TG originated in the Covered Countries. In the event that 3TG from the Covered Countries which benefit armed groups are found in our supply chain, we will take appropriate actions in a timely manner to resolve the situation.

Due diligence measures that we implemented included, but were not limited, to the following:

1. Establishment of Internal Management Systems

a.
Internal Management to Support Supply Chain Due Diligence. The RxSight finance department has been charged with the management of our conflict minerals program, working in collaboration with members from our legal and operations team.

b.
Controls and Transparency. As described above, we undertook a RCOI with respect to conflict minerals in our supply chain by providing the RMI Template to our first-tier suppliers to gather information about their use of 3TG, the smelters and refiners in their supply chain that are included in our products, and the countries of origin for 3TG used in our products. We reviewed all responses for completeness, reasonableness, and consistency. We followed up for corrections and clarifications as we determined appropriate.
c.
Supplier Engagement. We continue to engage actively with our first-tier suppliers to strengthen our relationship with them. We have communicated to our suppliers our commitment to source conflict minerals in a manner that does not, directly or indirectly, benefit armed groups in the Covered Countries. We will consider alternative arrangements for our supply needs if our suppliers are unable to cooperate in our due diligence efforts.
d.
Grievance Mechanism. Our Code of Business Conduct and Ethics includes procedures for reporting violations of our policies, and we provide mechanisms for anonymous reporting of violations or concerns about the conduct of our business.

2. Identification and Assessment of Risks in the Supply Chain

As discussed above, we identified our first-tier suppliers and relied on them to provide the necessary information about the use of 3TG in the products we purchase and incorporate into the manufacturing process of our RxSight system, and the source of such 3TG. Similarly, our first-tier suppliers rely on information provided by their suppliers to provide information regarding the country of origin of 3TG included in our products.

3. Designing and Implementing a Strategy to Respond to Identified Risks

We will review circumstances in which certain suppliers are unable to provide us with complete or reliable responses to the RMI Template including, without limitation, considering whether to continue such contract or relationship or find a replacement supplier.

4. Carrying Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any smelters or refiners in our supply chain. As a result, we do not and cannot conduct any audits directly. Instead, we have supported the development and implementation of independent third-party audits of smelters such as the Responsible Minerals Assurance Program (“RMAP”) by encouraging our suppliers to purchase materials from audited, conflict-free smelters and determining whether the smelters that were used to process these minerals were validated as conflict-free by the RMAP.

5. Reporting on Supply Chain Due Diligence

We publicly filed the Form SD and this Report with the SEC. A copy of this Report and the Form SD are publicly available at http://investors.rxsight.com/. This Report includes information about the RCOI methodology utilized by the Company, the design of our due diligence process in conformance with the OECD Framework, the list of known smelters and refiners utilized in our supply chain identified in our due diligence process, and a description of our products that incorporate 3TG necessary to the functionality or production of such products.

Smelters and Refiners in RxSight’s Supply Chain

Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable, the facilities that were used to process the 3TG contained in the covered products included the smelters and refiners listed in Annex A attached hereto. This table includes only facilities that are listed in the RMI Smelter Reference List as of May 15, 2024. An indication of “Conformant” in the far-right column of the table indicates that the smelter or refinery has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment or is presently undergoing a re-audit to maintain its “conflict free” designation. An indication of “Active” in the far-right column of the table indicates that the smelter or refinery has not yet received a “conflict free” designation but is undergoing an audit process that will determine such status. An indication of “Unknown” in the far-right column of the table indicates that the smelter or refinery was not included in the RMI “Conformant” or “Active” lists and thus the facility’s designation is undeterminable.

Because the RMI Smelter Reference List generally did not indicate individual countries of origin of the conflict minerals processed by smelters and refiners, we were not able to determine the countries of origin of the 3TG processed by the listed smelters and refiners with greater specificity. Furthermore, as stated earlier, submission of these smelters by our first-tier suppliers does not guarantee that these smelters or refiners are present in the Company’s supply chain as our first-tier suppliers were generally only able to provide company-level RMI Templates and not able to provide product-level RMI Templates directly linking those smelters or refiners to the covered products. Therefore, based on our due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of the 3TG contained in the covered products.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by RxSight. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our 3TG status. These factors include, but are not limited to, gaps in supplier data; gaps in smelter data; errors or omissions by suppliers; errors or omissions by smelters; the definition of a smelter not being finalized at the end of the 2024 reporting period; all instances of 3TG necessary to the functionality or manufacturing of our products not yet having been identified; gaps in supplier education and knowledge; timeliness of data; public information not discovered during a reasonable search; errors in public data; language barriers and translation; supplier and smelter unfamiliarity with the protocols for identifying and sourcing potential 3TG; oversight or errors in conflict free smelter audits; Covered Countries sourced materials being declared secondary materials; companies going out of business in 2024; certification programs being not equally advanced for all industry segments and metals; and smuggling of 3TG from the Covered Countries to other countries.

Future Steps

We have communicated our expectations to our first-tier suppliers regarding our commitment to sourcing minerals for our products in a manner that does not, directly, or indirectly, finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries. We expect to continue our engagement with our relevant suppliers over the next year to build their knowledge and capacity, so they are able to provide us with more complete and accurate information on the source and chain of custody of the 3TG included in components and parts purchased by us and incorporated into our products.